082-34922


TOP GLOVE

AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

(Company No.: 474423-X)
A Public Company Listed on Main Board of Bursa Malaysia
Latex Examination, Nitrile, Surgical, Vinyl, Household, Industrial & Polyethyelene Gloves Manufacturer and Exporter
The World's Largest Rubber Glove Manufacturer
"The World Is Our Market" & "Always Staying At The Top"

Corporate Office : & Factory 9 Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor D. E., Malaysia.
Tel: 603-3392 1992 / 1905 Fax: 603-3392 8410 / 1291
E-mails : i) top@topglove.com.my ii) top@po.jaring.my
Websites : i) www.topglove.com.my ii) http://topglove.asiaep.com


ENTREPRENEUR
OF THE YEAR®
MALAYSIA 2004
BY ERNST & YOUNG
Enterprise
1998 to 2005 / 2007
Celebrating Malaysia's
Enterprising Spirit




10015716


MAY 1 2 2010

7 May 2010

U.S. SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
100F Street, NE
Washington, DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs,

Top Glove Corporation Bhd – Company Announcements
Symbol : TGLVY
Cusip : 890543100

Reference is made to the above and we are pleased to enclose herewith the recent announcements made by the Company to the Bursa Malaysia Securities Berhad (Malaysian Stock Exchange), for the period from 1 January 2010 till 31 March 2010 for your retention.

Should you require further information, please do not hesitate to contact the undersigned at tel no.: +603-3392 1992 ext. 220 or email : cglim@topglove.com.my

Thank you.

Yours faithfully
Top Glove Corporation Bhd





Lim Cheong Guan
Executive Director

Ngian Yoke Fung
Company Secretary

cc : Bank of New York, for the attention of Ms Violet Pagan / Assistant Vice Precident




SIRIM
MS ISO 9001 REG NO AR 0531
MALAYSIA


CE
EUROPE


FDA
REGISTERED
U.S.A.


TGA
AUSTRALIA


CGSB
CANADA


SMG
MALAYSIA


UKAS
HACCP
UK

DP 171207/F9

General Announcement
Reference No **TG-100105-58481**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 05/01/2010

Type	: Announcement
Subject	: Top Glove Corporation Bhd ("Company" or "Top Glove") TILLOTSON PATENT RULED INVALID BY U.S. COURT OF APPEALS

Contents : Reference is made to the Company's announcement dated 24 December 2008 pertaining to the United States International Trade Commission (ITC) decision to affirm the Administrative Law Judge's initial determination that the Company did not violate intellectual property infringement of nitrile gloves as alleged by Tillotson Corporation because the asserted claims are invalid.

The Company wishes to announce that on 14 December 2009, the U.S. Court of Appeals for the Federal Circuit has ruled that the Tillotson Patent on nitrile gloves (United States Patent No. 35,616) is invalid and upheld the decision of the ITC.

This announcement is dated 5 January 2010.

Announcement Details :

General Announcement
Reference No **CS-100112-4A59B**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 12/01/2010

Type	: Announcement
Subject	: TOP GLOVE CORPORATION BERHAD ("TOP GLOVE" OR THE "COMPANY" - ELEVENTH ANNUAL GENERAL MEETING
Contents	: We act for and on behalf of Top Glove Corporation Bhd. ("Top Glove or the Company") We wish to inform that all resolutions as per the Notice dated 18 November 2009 were duly passed at the Eleventh Annual General Meeting of the Company held at Sime Darby Convention Centre, Bayan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Tuesday, 12 January 2010. This announcement is dated 12 January 2010.

Announcement Details :

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 55869 OF 2010

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 22/01/2010

Subject : TOPGLOV- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents : Kindly be advised that the abovementioned Company's additional 1,347,100 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 26 January 2010.**

Entitlements (Notice of Book Closure)
Reference No **CS-100129-62621**

Amended Announcement

(Please refer to the ealier announcement reference number: CS-091117-2C9CB)

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 29/01/2010

EX-date	: 11/02/2010
Entitlement date	: 17/02/2010
Entitlement time	: 04:00:00 PM
Entitlement subject	: Final Dividend
Entitlement description	: Single Tier Final Dividend of 18% (net 9 sen per share)
Period of interest payment	: to
Financial Year End	: 31/08/2009
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: Securities Services (Holdings) Sdn. Bhd. Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur, Wilayah Persekutuan Tel No.: 03-2084 9000
Payment date	: 12/03/2010
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 17/02/2010
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:
c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.	:
Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Percentage
Entitlement in percentage (%)	: 18

Remarks :
The book closure date which was originally fixed on 16 February 2010 has been changed to 17 February 2010 due to the closure of Bursa Malaysia Securities Berhad

Entitlements (Notice of Book Closure)
Reference No **CS-100129-62622**

Amended Announcement

(Please refer to the ealier announcement reference number: CS-091117-2C9CC)

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 29/01/2010

EX-date	: 11/02/2010
Entitlement date	: 17/02/2010
Entitlement time	: 04:00:00 PM
Entitlement subject	: Special Dividend
Entitlement description	: Single Tier Special Dividend of 12% (net 6 sen per share)
Period of interest payment	: to
Financial Year End	: 31/08/2009
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: Securities Services (Holdings) Sdn. Bhd. Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur, Wilayah Persekutuan Tel No.: 03-2084 9000
Payment date	: 12/03/2010
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 17/02/2010
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:
c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.	:
Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Percentage
Entitlement in percentage (%)	: 12

Remarks :
The book closure date which was originally fixed on 16 February 2010 has been changed to 17 February 2010 due to the closure of Bursa Malaysia Securities Berhad

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 55976 OF 2010

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 03/02/2010

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents :

1) Single Tier Final Dividend of 18% (net 9 sen per share) (Remain Unchanged).
2) Single Tier Special Dividend of 12% (net 6 sen per share) (Remain Unchanged).

Further to Listing's Circular No.L/Q: 55216 Of 2009, kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [11 February 2010 **(Remain Unchanged)**]

2) The last date of lodgement : [17 February 2010 **(Instead of 16 February 2010)**]

3) Date Payable : [12 March 2010 **(Remain Unchanged)**]

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 56182 OF 2010

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/02/2010

Subject : TOPGLOV- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents : Kindly be advised that the abovementioned Company's additional 220,400 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 2 March 2010**.

General Announcement
Reference No **TGC-091209-3A011**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 10/03/2010

Type	: Announcement
Subject	: TOP GLOVE CORPORATION BHD - SCHEDULED DATE TO RELEASE THE 2ND QUARTER FINANCIAL RESULTS FOR THE PERIOD ENDED 28 FEBRUARY 2010
Contents	: The Board of Directors wishes to announce that the 2nd quarter financial results of the Company for the financial period ended 28 February 2010 is scheduled to be released to Bursa Malaysia Securities Berhad on Wednesday, 17 March 2010. This announcement is dated 10 March 2010.

Financial Results
Reference No **TG-100308-37434**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 17/03/2010
Financial Year End	: 31/08/2010
Quarter	: 2
Quarterly report for the financial period ended	: 28/02/2010
The figures	: have not been audited

Converted attachment :

Please attach the full Quarterly Report here:
TopGlove- 2Q10 financial Resutls.pdf
Top Glove 2Q10 - Press Statement.pdf

Remark:

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency : Malaysian Ringgit (MYR)

SUMMARY OF KEY FINANCIAL INFORMATION
28/02/2010

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	28/02/2010	28/02/2009	28/02/2010	28/02/2009
	$$'000	$$'000	$$'000	$$'000
1Revenue	509,895	346,522	982,195	732,598
2Profit/(loss) before tax	93,885	44,905	180,528	88,203
3Profit/(loss) for the period	72,258	36,193	138,806	70,708
4Profit/(loss) attributable to ordinary equity holders of the parent	70,526	35,997	135,734	70,156
5Basic earnings/ (loss) per share	23.54	12.22	45.43	23.83

(Subunit)				
6Proposed/Declared dividend per share (Subunit)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7Net assets per share attributable to ordinary equity holders of the parent ($$)	3.0200	2.7100

Remarks :

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence


AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD.

TOP QUALITY, TOP EFFICIENT & GOOD HEALTH

(Company No. 474423-X)
Public Listed Company on Bursa Malaysia Main Market
The World's Largest Rubber Glove Manufacturer
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33928410 / 603-33921291
Homepages : (i) www.topglove.com.my (ii) http://topglove.asiaep.com



CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER ENDED 28 FEBRUARY 2010

	Current Quarter Ended	Corresponding Quarter Ended	Cumulative Year To Date	Corresponding Year To Date
	28-Feb-2010	28-Feb-2009	28-Feb-2010	28-Feb-2009
	RM'000	RM'000	RM'000	RM'000
Revenue	509,895	346,522	982,195	732,598
Operating Expenses	(417,630)	(300,225)	(804,821)	(641,669)
Other Operating Income	2,658	1,428	4,764	2,968
Profit From Operations	**94,923**	**47,725**	**182,138**	**93,897**
Finance Costs	(76)	(2,327)	(474)	(5,045)
Share of profit from associate	(962)	(493)	(1,136)	(649)
Profit Before Taxation	**93,885**	**44,905**	**180,528**	**88,203**
Taxation	(21,627)	(8,712)	(41,722)	(17,495)
Profit For The Year	**72,258**	**36,193**	**138,806**	**70,708**
Profit Attributable to :				
Equity Shareholder of the Company	70,526	35,997	135,734	70,156
Minority Interest	1,732	196	3,072	552
	72,258	**36,193**	**138,806**	**70,708**
Earnings Per Share (sen)				
Basic	**23.54**	**12.22**	**45.43**	**23.83**
Diluted	**23.50**	**12.21**	**45.36**	**23.80**

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 31 August 2009

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 28 FEBRUARY 2010

	Unaudited as at 28-Feb-2010 RM'000	Audited as at 31-Aug-2009 RM'000
ASSETS		
Non-Current Assets		
Property, Plant and Equipment	563,236	564,380
Prepaid Land Lease Payment	14,215	14,200
Investment in Associate	4,063	9,366
Other Investment	-	12,853
Goodwill	22,457	20,113
	603,971	620,912
Current Assets		
Inventories	169,780	119,053
Trade Receivables	215,401	198,263
Other Receivables and Deposits	21,577	8,333
Cash and Bank Balances	277,696	185,848
	684,454	511,497
Total Assets	1,288,425	1,132,409
EQUITY AND LIABILITIES		
Equity Attributable to Equity Holders of the Company		
Share Capital	153,723	151,879
Share premium	266,831	243,677
Treasury shares	(38,427)	(38,427)
Retained profit	535,347	445,420
Foreign exchange reserves	4,905	10,581
Others	6,888	11,383
	929,267	824,513
Minority Interest	22,594	21,464
Total Equity	951,861	845,977
Non-Current Liabilities		
Long Term Borrowings	3,618	8,960
Deferred Taxation	39,671	33,413
	43,289	42,373
Current Liabilities		
Trade Payables	130,621	92,430
Other Payables and Accruals	81,909	104,554
Short Term Borrowings	4,288	11,573
Dividend Payable	45,091	20,781
Tax Payable	31,366	14,721
	293,275	244,059
Total Liabilities	336,564	286,432
Total Equity and Liabilities	1,288,425	1,132,409
Net Tangible Assets per share (RM)	3.02	2.72
Net Assets per share (RM)	3.10	2.79

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 31 August 2009

TOP GLOVE CORPORATION BHD
(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF YEAR ENDED 28 FEBRUARY 2010

	Attributable to Equity Holders of the Company							Minority Interest	Total Equity
	Non distributable					Distributable			
	Share Capital	Share Premium	Treasury Shares	Foreign Exchange Reserve	Others	Retained Profits	Total		
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
6 Months Ended 28 February 2010									
Balance as at 01 September 2009	151,879	243,677	(38,427)	10,581	11,383	445,420	824,513	21,464	845,977
Movement during the period (cumulative)	-	-	-	-	1,237	(515)	722	-	722
Profit for the period	-	-	-	-	-	135,734	135,734	3,072	138,806
Exchange fluctuation reserve	-	-	-	(5,676)	-	-	(5,676)	(1,942)	(7,618)
Issuance of ordinary shares pursuant to ESOS	1,844	23,154	-	-	(5,732)	-	19,266	-	19,266
Dividend	-	-	-	-	-	(45,292)	(45,292)	-	(45,292)
Balance as at 28 February 2010	153,723	266,831	(38,427)	4,905	6,888	535,347	929,267	22,594	951,861
6 Months Ended 28 February 2009									
Balance as at 01 September 2008	150,532	230,193	(38,427)	6,262	1,388	317,100	667,048	19,741	686,789
Movement during the period (cumulative)	-	92	-	-	3,550	-	3,642	-	3,642
Profit for the period	-	-	-	-	-	70,156	70,156	552	70,708
Exchange fluctuation reserves	-	-	-	4,522	-	-	4,522	2,475	6,997
Issuance of ordinary shares pursuant to ESOS	30	205	-	-	-	-	235	-	235
Dividend	-	-	-	-	-	(17,668)	(17,668)	-	(17,668)
Balance as at 28 February 2009	150,562	230,490	(38,427)	10,784	4,938	369,588	727,935	22,768	750,703

The Condensed Consolidated Statement Of Changes In Equity should be read in conjunction with the
Annual Financial Report for the year ended 31 August 2009

TOP GLOVE CORPORATION BHD.

(Company No. 474423-X)
(Incorporated in Malaysia)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 28 FEBRUARY 2010

	Current Year To Date Ended 28-Feb-2010	Corresponding Year To Date Ended 28-Feb-2009
	RM'000	RM'000
Cash Flows From Operating Activities		
Profit before taxation	180,528	88,203
Other adjustment	35,362	31,995
Operating profit before changes in working capital	215,890	120,198
Changes in working capital		
Net change in current assets	(74,637)	109,689
Net change in current liabilities	15,546	(56,004)
Cash flows from operating activities	156,799	173,883
Tax paid	(18,819)	(9,708)
Net cash flows from operating activities	137,980	164,175
Cash flows from investing activities		
Purchase of property, plant and equipment	(31,789)	(44,697)
	106,191	119,478
Cash flows from financing activities		
Dividend paid	(20,982)	(14,722)
Increase in share capital	19,266	235
Repayment of borrowings	(12,627)	(42,717)
Net change in cash and cash equivalents	91,848	62,274
Cash and cash equivalents at beginning of year	185,848	120,470
Cash and cash equivalents at end of period	277,696	182,744
Breakdown of cash and cash equivalents at end of period		
Bank and cash balances	277,696	183,062
Bank overdraft	-	(318)
	277,696	182,744

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31 August 2009



AWARDED
ISO 9001

TOP GLOVE CORPORATION BHD. (Company No. 474423-X)
TOP QUALITY, TOP EFFICIENT & GOOD HEALTH
Public Listed Company on Bursa Malaysia Main Market
The World's Largest Rubber Glove Manufacturer
Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru,
41050 Klang, Selangor D.E., Malaysia.
Tel: 603-33921992 / 603-33921905 Fax: 603-33921291 / 603-33928410
Website : (i) www.topglove.com.my
E-mails : (i) invest@topglove.com.my (ii) top@topglove.com.my





NOTES TO THE INTERIM FINANCIAL STATEMENTS FOR THE SECOND QUARTER ENDED 28 FEBRUARY 2010

1. Basis of preparation

The interim financial report is unaudited and has been prepared in accordance with FRS 134, Interim Financial Reporting and paragraph 9.22 of the Listing Requirements of Bursa Securities.

The interim financial report should be read in conjunction with the audited financial statements for the Group for the financial year ended 31 August 2009. The explanatory notes attached to the interim financial statements provide an explanation of events and transaction that are significant to the understanding of the changes in the financial position and performance of the Group since the financial year ended 31 August 2009.

Changes in accounting policies

The significant accounting policies adopted are consistent with those of the audited financial statements for the year ended 31 August 2009.

2. Auditors' report

The audited financial statements for the financial year ended 31 August 2009 was not subject to any qualification.

3. Seasonal or cyclical factors

The operations of the Group were not affected by any seasonal or cyclical factors in view of its well-diversified world markets and the nature of the Company's products being disposable gloves.

4. Extraordinary and exceptional items

There were no extraordinary and exceptional items of unusual nature affecting assets, liabilities, equity, net income, or cash flows in the interim financial report ended 31 August 2009.

5. Changes in estimates of amounts reported previously

There were no material changes in estimates of amounts reported in prior interim periods or prior financial year that have a material effect in the current financial year to-date.

6. Debts and equity securities

On 1 August 2008, the Company implemented the 2nd Employee Share Option Scheme ("ESOS II"), which is for duration of 10 years. During the current quarter ended 28 February 2010, a total of 2,172,600 new ordinary shares of RM0.50 each were issued and allotted pursuant to the exercise of the ESOS II. The details of the issued and paid-up capital of the Company as at 28 February 2010 are as follow :-

	No. of shares	RM
As at 30 November 2009	305,273,831	152,636,916
Ordinary shares issued pursuant to the ESOS	2,172,600	1,086,300
As at 28 February 2010	307,446,431	153,723,216

6. Debts and equity securities (cont'd)

Other than the above, there were no issuance and repayment of debt and equity securities, share cancellations and resale of treasury shares for the current financial year-to-date.

7. Dividends paid

For the financial year ended 31 August 2009, the Company :-
i) On 16 September 2009, paid an interim dividend of 14% (single tier) amounting to RM20.78 million.
ii) On 12 March 2010, the Company paid a final dividend of 18% (single tier) amounting to RM27.05 million and a special dividend of 12% (single tier) amounting to RM18.04 million which were approved in the Company's Annual General Meeting held on 12 January 2010.

The total dividend paid by the Company in respect of financial year ended 31 August 2009 is 44% represented by a net payment of RM65.87 million.

For the financial year ended 31 August 2008, the Company :-
iii) On 16 September 2008, paid 1st interim dividend of 10% (tax exempt) amounting RM14.72 million.
iv) On 16 March 2009, the Company paid a final dividend of 12% (single tier) amounting to RM17.67 million which were approved in the Company's Annual General Meeting held on 13 January 2009.

The total dividend paid by the Company in respect of the financial year ended 31 August 2008 was 22% represented by a net payment of RM32.39 million.

Record of dividends paid :

Financial Year	Dividend % (on par value)	Dividend per share (sen)	Total Dividend (RM'000)
2009	44%	22	65,872
2008	22%	11	32,389
2007	20%	10	27,435
2006	18%	9	21,173
2005	16%	8	14,110
2004 *	14%	7	12,295
2003 *	12%	6	9,550
2002 *	6%	3	2,808
2001 *	8%	4	4,000
Total			189,632

* Dividend per share has been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares of RM0.50 each which was completed in February 2005.

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED 28 FEB 2010 (CONTINUED)

8. Segmental reporting

a. Primary reporting segment – Geographical segments.

The Group operates in three principal geographical areas of the world and is primarily involved in the gloves manufacturing industry.

The directors are of the opinion that all inter-segment transaction have been entered into the normal course of business and have been established on terms and conditions that are not materially different from those obtainable in transactions with unrelated parties.

28 February 2010 (6 months)

	Malaysia RM'000	Thailand RM'000	China RM'000	Others RM'000	Eliminations RM'000	Consolidated RM'000
Revenue						
External sales	803,100	90,237	41,861	46,997		982,195
Inter-segment sales	24,571	221,715	34,954	-	(281,240)	
Total Revenue	827,671	311,952	76,815	46,997	(281,240)	982,195
Result						
Profit from operations	159,898	21,439	49	752		182,138
Finance cost						(474)
Share of loss of associate						(1,136)
Profit before tax						180,528
Taxation						(41,722)
Profit for the year						138,806
Assets						
Segment assets	884,654	212,453	125,410	39,388		1,261,905
Goodwill						22,457
Investment in associate						4,063
Liabilities						
Segment liabilities	270,516	30,080	24,900	11,068		336,564
Other information						
Capital expenditure	23,780	3,852	3,863	294		31,789
Depreciation	20,968	5,662	2,801	113		29,544

b. Secondary reporting segment – Business segments

As the Group is principally involved in gloves manufacturing industry, segment reporting by business segment is not prepared.

9. Valuation of property and equipment

There was no revaluation of property, plant and equipment brought forward from the previous audited financial statements, as the Group does not adopt a revaluation policy on its property, plant and equipment.

10. Material events subsequent to the end of the interim report

There were no significant subsequent events after the end of the interim period to date of this announcement, which will materially affect the earnings or income of the Group.

11. Changes in the composition of the group

There were no significant changes in the composition of the Group for the quarter review, other than increased its shareholding in Medi-Flex Ltd from 77.57% to 79.77%.

12. Contingent liabilities

There were no significant changes in contingent liabilities since the last annual balance sheet date and there were no contingent liabilities pending at the date of this report.

ADDITIONAL INFORMATION REQUIRED BY THE BURSA MALAYSIA'S LISTING REQUIREMENTS

13. Review of performance

	3 months			6 months		
	2Q10 3 mths ended 28 Feb 2010	2Q09 3 mths ended 28 Feb 2009	Variance	1H10 6 mths ended 28 Feb 2010	1H09 6 mths ended 28 Feb 2009	Variance
Sales (RM mil)	509.9	346.5	47%	982.2	732.6	34%
Profit before Tax (RM mil)	93.9	44.9	109%	180.5	88.2	105%
Net profit (RM mil)	72.3	36.2	100%	138.8	70.7	96%

The Group sales revenue for the 6 months ended 28 February 2010 has increased by 34% to RM982.2 million from RM732.6 million for last year corresponding period. The profit before tax for 6 months and 3 months ended 28 February 2010 comparing to last year same period has increased by 105% to RM180.5 million and 109% to RM93.9 million respectively. For the 3 months ended 28 February 2010, the Group has achieved a net profit of RM72.3 million, which is higher than the 6 months period ended 28 February 2009 of RM70.7 million.

The Group continues with its strong profit growth momentum as it managed to capture additional market share, especially from the emerging countries and also benefiting from cost saving measures implemented at all factories, improvements in product quality, productivity, as well as aggressive marketing strategies to maintain its world number one market position.

The balance sheet position strengthened further with net cash position of RM269.8 million and free cash flow of RM106.2 million for the period ended 28 February 2010. The Group has fully redeemed the RM35 million bonds before its maturity in December 2010, in view of the strong cash flow position.

The financial results of the Group since financial year 2001 (year of listing) are as follow :

RM 'mil	Financial Year ended 31 August									1H10 6 months ended 28 Feb 10
	2001	2002	2003	2004	2005	2006	2007	2008	2009	
Revenue	138.9	180.2	265.1	418.1	641.8	992.6	1,228.8	1,377.9	1,529.1	982.2
EBITDA	23.9	27.1	39.5	60.6	89.2	130.3	175.7	197.8	287.5	210.5
EBITDA margin	17.2%	15.0%	14.9%	14.5%	13.9%	13.1%	14.3%	14.4%	18.8%	21.4%
PBT	17.2	20.2	29.3	45.2	65.7	91.8	118.6	134.6	222.0	180.5
PBT margin	12.4%	11.2%	11.1%	10.8%	10.2%	9.2%	9.7%	9.8%	14.5%	18.4%
Taxation	1.3	2.4	3.6	5.3	7.5	7.0	29.9	26.5	53.9	41.7
PAT	15.9	17.8	25.7	39.9	58.2	84.8	88.7	108.1	168.1	138.8
PAT margin	11.4%	9.9%	9.7%	9.5%	9.1%	8.5%	7.2%	7.8%	11.0%	14.1%

14. Quarterly profits before tax (PBT) comparison with preceding quarter

The Group registered PBT of RM93.9 million for current quarter compared with RM86.6 million in quarter ended 30 November 2009, an increase of 8%. The Group managed to increase the profit as compared with the preceding quarter mainly due to good cost control, management efficiency, glove quality improvement and also stronger demand due to the increasing healthcare standards and greater hygiene awareness.

15. Commentary on prospects and targets

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", with its good and established corporate culture, has always strived towards its business direction of consistently producing top quality gloves with efficient low cost. It has forged ahead strongly with specific efforts undertaken to improve and innovate its glove quality, marketing strategies, productivity enhancement and cost efficiency. The Group currently has 19 factories, 371 production lines with production capacity of 33 billion pieces of gloves per annum and 10,000 employees. Top Glove has more than 900 customers worldwide and exports to more than 180 countries.

The Group on-going expansion plans are as follow :-

Factory	Location	No. of additional lines	Capacity p.a	Target completion
Factory 18	Banting, Malaysia	8	0.75 billion pcs	June 2010
Factory 21	Klang, Malaysia	16	1.5 billion pcs	August 2010
Factory 7	Sadao, Thailand	16	1.5 billion pcs	December 2010
Factory 22	Klang, Malaysia	16	1.5 billion pcs	March 2011
Factory 23	Ipoh, Malaysia	32	3.0 billion pcs	May 2011
Total		88	8.25 billion pcs	

With the Group achieving strong profit growth for the 1st half FY 2010, it will continue to be optimistic of its future outlook despite ongoing challenges such as the increase in raw material cost and weakening of US dollar. With a large customer base spread over more than 180 countries worldwide and with a diversified range of good quality products, coupled with a team of dedicated employees, the Group is confident of continuous growth and good profitable performance in this financial year ended 31 August 2010.

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED 28 FEB 2010 (CONTINUED)

16. Variance of actual profits from forecast profits

Not applicable as no profit forecast was issued.

17. Taxation

	Quarter Ended		Year To Date Ended	
	28 Feb 2010	28 Feb 2009	28 Feb 2010	28 Feb 2009
	RM'000	RM'000	RM'000	RM'000
Income tax	18,383	5,014	35,464	12,743
Deferred taxation	3,244	3,698	6,258	4,752
	21,627	8,712	41,722	17,495

The effective tax rate of the Group is lower than the statutory tax rate due to the availability of reinvestment allowance by certain subsidiaries and the tax-free status of certain overseas subsidiaries during the current financial period.

18. Profit/(loss) on sale of unquoted investments and/or properties

There were no sales of unquoted investments and/or properties during the current interim report and financial year-to-date.

19. Purchase and dispose of quoted securities

There was no purchase or disposal of quoted securities by the Group for the current quarter and financial year-to-date.

20. Status of corporate proposals announced

There were no corporate proposals announced which remain uncompleted during the quarter under review as at the date of this report.

21. Group borrowings

The Group borrowings as at 28 February 2010 were as follows :-

	Unsecured
	RM'000
Short term borrowings	4,288
Long term borrowings	3,618
	7,906

TOP GLOVE CORPORATION BHD.
(Company No. 474423-X)
(Incorporated in Malaysia)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED 28 FEB 2010 (CONTINUED)

22. Off balance sheet financial instruments

The Group uses derivative financial instruments, mainly forward foreign exchange contracts to hedge its exposure to fluctuations in foreign exchange arising from sales. The Group does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are not recognized in the financial statements on inception.

The details of the open foreign exchange forward contracts agreement as at 28 February 2010 are as follows:-

	Notional Amount As At 28 Feb 2010 RM'000
Foreign exchange forward contracts : Within 3 months	97,534

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of its financial strength.

23. Material litigation

There is no material litigation that has material effect in the current financial year to-date.

24. Dividends

No dividend was proposed by the Board of Directors for current quarter under review.

The dividends payment for previous financial years were as follow :- :

Financial Year	Dividend % (on par value)	Dividend per share (sen)	Total Dividend (RM'000)	Status
2009	44%	22	65,872	Paid
2008	22%	11	32,389	Paid
2007	20%	10	27,435	Paid
2006	18%	9	21,173	Paid
2005	16%	8	14,110	Paid
2004 *	14%	7	12,295	Paid
2003 *	12%	6	9,550	Paid
2002 *	6%	3	2,808	Paid
2001 *	8%	4	4,000	Paid
Total			189,632	

* Dividend per share has been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares of RM0.50 each which was completed in February 2005.

25. Earnings per share

	Quarter Ended		Year To Date Ended	
	28 Feb 2010	**28 Feb 2009**	**28 Feb 2010**	**28 Feb 2009**
Net profit attributable to ordinary shareholders (RM'000)	70,526	35,997	135,734	70,156
Basic				
Weighted average number of ordinary shares in issue ('000)	299,659	294,445	298,786	294,451
Basic earnings per share (sen)	23.54	12.22	45.43	23.83
Diluted				
Weighted average number of ordinary shares in issue ('000)	299,659	294,445	298,786	294,451
Effect of dilution : share options ('000)	426	303	426	303
Adjusted weighted average number of ordinary shares in issue and issuable ('000)	300,085	294,758	299,212	294,754
Diluted earnings per share (sen)	23.50	12.21	45.36	23.80



TOP GLOVE CORPORATION BERHAD (474423-X)

TOP QUALITY, TOP EFFICIENT & GOOD HEALTH

PRESS STATEMENT/KENYATAAN AKHBAR/新聞發表

2nd Quarter 2010 (01/12/09 to 28/02/10) Financial Results

Klang, 17th March, 2010

NOTE TO EDITORS: This Press Statement is issued by Tan Sri Dato Sri Lim,Wee-Chai (Chairman) and Lim Cheong Guan (Executive Director) of Top Glove Corporation Berhad.

Highlights :

1a) PBT for 2Q10 at RM93.9 mil, UP 109% from 2Q09, and more than 6 months of 1H09 of RM88.2 million.
1b) PBT for 1H10 at RM180.5 mil, UP 105% from 1H09.

2a) Net profit for 2Q10 at RM72.3 mil, UP 100% from 2Q09, and more than 6 months of 1H09 of RM70.7 million.
2b) Net profit for 1H10 at RM138.8 mil, UP 96% from 1H09.

3a) Revenue 2Q10 at RM509.9 mil, UP by 47% from 2Q09.
3b) Revenue 1H10 at RM982.2 mil, UP by 34% from 1H09.

4a) EPS for 2Q10 at 23.5 sen, UP 93% from 2Q09.
4b) EPS for 1H10 at 45.4 sen, UP 91% from 1H09.

5) Continuously strong & healthy balance sheet with net cash position of RM269.8 mil as at 28 February 2010.

Summary of Income Statement :

	3 months			6 months		
	2Q10 3 mths ended 28 Feb 2010	2Q09 3 mths ended 28 Feb 2009	Variance	1H10 6 mths ended 28 Feb 2010	1H09 6 mths ended 28 Feb 2009	Variance
Sales (RM mil)	509.9	346.5	47%	982.2	732.6	34%
Profit before Tax (RM mil)	93.9	44.9	109%	180.5	88.2	105%
Net profit (RM mil)	72.3	36.2	100%	138.8	70.7	96%
EPS (sen)	23.5	12.2	93%	45.4	23.8	91%

The Group sales revenue for the 6 months ended 28 February 2010 has increased by 34% to RM982.2 million from RM732.6 million for last year corresponding period. The profit before tax for 6 months and 3 months ended 28 February 2010 comparing to last year same period has increased by 105% to RM180.5 million and 109% to RM93.9 million respectively. For the 3 months ended 28 February 2010, the Group has achieved a net profit of RM72.3 million, which is higher than the 6 months period ended 28 February 2009 of RM70.7 million.

The Group continues with its strong profit growth momentum as it managed to capture additional market share, especially from the emerging countries and also benefiting from cost saving measures implemented at all factories, improvements in product quality, productivity, as well as aggressive marketing strategies to maintain its world number one market position.

The balance sheet position strengthened further with net cash position of RM269.8 million and free cash flow of RM106.2 million for the period ended 28 February 2010. The Group has fully redeemed the RM35 million bonds before its maturity in December 2010, in view of the strong cash flow position.

The financial results of the Group since financial year 2001 (year of listing) are as follow :

a) **Financial highlights**

RM 'mil	Financial Year ended 31 August									1H10 6 months ended 28 Feb 10
	2001	2002	2003	2004	2005	2006	2007	2008	2009	
Revenue	138.9	180.2	265.1	418.1	641.8	992.6	1,228.8	1,377.9	1,529.1	982.2
EBITDA	23.9	27.1	39.5	60.6	89.2	130.3	175.7	197.8	287.5	210.5
EBITDA margin	17.2%	15.0%	14.9%	14.5%	13.9%	13.1%	14.3%	14.4%	18.8%	21.4%
PBT	17.2	20.2	29.3	45.2	65.7	91.8	118.6	134.6	222.0	180.5
PBT margin	12.4%	11.2%	11.1%	10.8%	10.2%	9.2%	9.7%	9.8%	14.5%	18.4%
Taxation	1.3	2.4	3.6	5.3	7.5	7.0	29.9	26.5	53.9	41.7
PAT	15.9	17.8	25.7	39.9	58.2	84.8	88.7	108.1	168.1	138.8
PAT margin	11.4%	9.9%	9.7%	9.5%	9.1%	8.5%	7.2%	7.8%	11.0%	14.1%

b) **Consistent growth in revenue with compounded annual growth rate of 36%**


REVENUE (RM 'Million)
(Financial Year Ended 31 August)
RM 'Million
0
200
400
600
800
1000
1200
1400
1600
1800
138.9
180.2
265.1
418.1
641.8
992.6
1,228.8
1,377.9
1,529.1
6 mths
982.2
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
1HFY10
6 mths
Financial Year

c) **Strong growth in net profit with compounded annual growth rate of 36%**



NET PROFIT (RM 'Million)
(Financial Year Ended 31 August)
RM 'Million
180
160
140
120
100
80
60
40
20
0
15.9
17.8
25.7
39.9
58.2
84.8
88.7
108.1
168.1
6 mths
138.8
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
1HFY10
6 mths
Financial Year

d) **Strong and healthy balance sheet**

	As at 28 February 2010	As at 28 February 2009	Variance
	(RM'million)	(RM'million)	(%)
Total cash in banks	277.7	183.1	52%
Total borrowings	7.9	143.5	(94%)
Net cash	269.8	39.6	581%
Net cash flow from operating activities	138.0	164.2	(16%)
Free cash flow	106.2	119.5	(11%)
Shareholders equity	951.9	750.7	27%
Net assets per share (RM)	3.1	2.5	24%

Dividends (Financial Year-Ended 31 August)

The Group has revised its target dividend payout ratio to 40% from its net profit, compared with 30% payout ratio in previous years.

The dividend payment for previous financial years were as follow :

Financial Year	Dividend % (on par value)	Dividend per share (sen)	Total Dividend (RM'000)	Status
2009	44%	22	65,872	Paid
2008	22%	11	32,389	Paid
2007	20%	10	27,435	Paid
2006	18%	9	21,173	Paid
2005	16%	8	14,110	Paid
2004 *	14%	7	12,295	Paid
2003 *	12%	6	9,550	Paid
2002 *	6%	3	2,808	Paid
2001 *	8%	4	4,000	Paid
Total			189,632	

* Dividend per share has been adjusted to reflect the subdivision of shares from one ordinary share of RM1.00 to two ordinary shares of RM0.50 each which was completed in February 2005.



Dividend (sen)
(Financial Year ended 31 August)
Dividend per share (sen)
24
21
18
15
12
9
6
3
-
4
3
6
7
8
9
10
11
22
6
16
2001
2002
2003
2004
2005
2006
2007
2008
2009
Financial Year
Special dividend of 6 sen per share
Interim dividend of 7 sen per share and final dividend of 9 sen per share

Prospects

Top Glove, the world's largest rubber glove manufacturer with a vision of "Always Staying At The Top", with its good and established corporate culture, has always strived towards its business direction of consistently produce top quality gloves with efficient low cost. It has forged ahead strongly with specific efforts undertaken to improve and innovate its glove quality, marketing strategies, productivity enhancement and cost efficiency. Top Glove has more than 900 customers worldwide and exports to more than 180 countries.

	As at 17th March 2010
Number of Factories	19 (13 in Malaysia, 4 in Thailand, 2 in China)
Number of Glove Production Lines	371
Glove Production Capacity	33 billion pcs per annum
Number of Employees	10,000
Estimated world demand	150 billion pcs of gloves for the year 2010

The Group on-going expansion plans are as follow :-

Factory	Location	No. of additional lines	Capacity p.a	Target completion
Factory 18	Banting, Malaysia	8	0.75 billion pcs	June 2010
Factory 21	Klang, Malaysia	16	1.5 billion pcs	August 2010
Factory 7	Sadao, Thailand	16	1.5 billion pcs	December 2010
Factory 22	Klang, Malaysia	16	1.5 billion pcs	March 2011
Factory 23	Ipoh, Malaysia	32	3.0 billion pcs	May 2011
Total		88	8.25 billion pcs	

With the Group achieving strong profit growth for the 1st half FY 2010, it will continue to be optimistic of its future outlook despite ongoing challenges such as the increase in raw material cost and weakening of US dollar. With a large customer base spread over more than 180 countries worldwide and with a diversified range of good quality products, coupled with a team of dedicated employees, the Group is confident of continuous growth and good profitable performance in this financial year ended 31 August 2010.

TAN SRI DATO SRI LIM, WEE-CHAI
CHAIRMAN

LIM CHEONG GUAN
EXECUTIVE DIRECTOR

17th March 2010

NOTE
For more information, please contact
i) Mr. Lim Cheong Guan (Executive Director) at 03-3392 1992 ext 220, H/P 012 - 313 1966, E-mail: cglim@topglove.com.my
ii) Mr. Eric Hoo Saw Ho (Special Assistant to Chairman) at 03-3392 1992 ext 398, H/P 019 - 388 6312, E-mail: shhoo@topglove.com.my
iii) Visit our website at www.topglove.com.my

THANK YOU

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 56456 OF 2010

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/03/2010

Subject : TOPGLOV- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents : Kindly be advised that the abovementioned Company's additional 389,300 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 29 March 2010**.

General Announcement
Reference No **CS-100325-2FF8C**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 25/03/2010

Type	: Announcement
Subject	: TOP GLOVE CORPORATION BERHAD ("TOP GLOVE") - ACQUISITION OF THE ENTIRE ISSUED AND PAID UP SHARE CAPITAL OF TOP QUALITY GLOVE SDN. BHD. [FORMERLY KNOWN AS ULTRA COMBO SDN. BHD.]

Contents : The Board of Directors of TOP GLOVE wishes to announce that the Company had on 25 March 2010 acquired the entire issued and paid up share capital of Top Quality Glove Sdn. Bhd. (formerly known as Ultra Combo Sdn. Bhd.) ("TQGSB"), comprising 2 ordinary shares of RM1.00 each fully paid up in the capital of TQGSB for a total cash consideration of RM2/- ("Acquisition").

Consequent to the Acquisition, TQGSB become a wholly-owned subsidiary of TOP GLOVE.

The Acquisition is not expected to have any material effects on the earnings or net assets of TOP GLOVE for the financial year ending 31 August 2010.

None of the Directors and/or substantial shareholders or persons connected to them has any interests, direct or indirect, in the Acquisition.

The Board of Directors is of the opinion that the Acquisition is in the best interest of TOP GLOVE.

This announcement is dated 25 March 2010.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100107-6AE0A**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 07/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name : Lee Kim Meow
Address : No. 16, Lorong PJU 1/46A,
Aman Suria Damansara,
47301 Petaling Jaya,
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Disposed	05/01/2010	60,000	
Disposed	07/01/2010	100,000	

Circumstances by reason of which change has occurred : Disposal of shares
Nature of interest : Direct Interest
Consideration (if any) :

Total no of securities after change

Direct (units) : 342,716
Direct (%) : 0.115
Indirect/deemed interest (units) : 5,000
Indirect/deemed interest (%) : 0.002
Date of notice : 07/01/2010

Remarks
Balances of shares:-

Direct Interest:
Lee Kim Meow: 342,716; #ESOS Options: 378,000

Indirect Interest:
-Deemed Interested through his wife, Chung Lee Moy (5,000)

The above announcement is also made to comply with Paragraph 14.09 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100118-5EAF9**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 18/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name	: Lee Kim Meow
Address	: No. 16, Lorong PJU 1/46A, Aman Suria Damansara, 47301 Petaling Jaya, Selangor Darul Ehsan
Descriptions(Class & nominal value)	: Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Disposed	15/01/2010	100,000	

Circumstances by reason of which change has occurred	: Disposal of shares
Nature of interest	: Direct Interest
Consideration (if any)	:

Total no of securities after change

Direct (units)	: 242,716
Direct (%)	: 0.081
Indirect/deemed interest (units)	: 5,000
Indirect/deemed interest (%)	: 0.002
Date of notice	: 18/01/2010

Remarks
Balances of shares:-

Direct Interest:
Lee Kim Meow: 242,716; #ESOS Options: 378,000

Indirect Interest:
-Deemed Interested through his wife, Chung Lee Moy (5,000)

The above announcement is also made to comply with Paragraph 14.09 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100118-5EAFA**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 18/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Tan Sri Datuk Arshad Bin Ayub
Address : 25, Jalan Permata 7/1
40000 Shah Alam
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Disposed	14/01/2010	270,000	

Circumstances by reason of which change has occurred : Disposal
Nature of interest : Direct Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 730,000
Direct (%) : 0.24
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : 15/01/2010

Remarks
The total of 270,000 ordinary shares were disposed between 6 January 2010 to 14 January 2010.

Balance of shares:-

Tan Sri Datuk Arshad Bin Ayub - 730,000 shares

The above announcement is also made to comply with Paragraph 14.09 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100119-67FBF**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Name : Tan Sri Dato Sri Lim, Wee-Chai
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 580107-05-5057
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Tan Sri Dato Sri Lim, Wee-Chai
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Puan Sri Tong Siew Bee
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred : 14/01/2010
-Transfer of shares from Ms. Lim Quee Choo

18/01/2010
-Transfer of shares from Puan Sri Tong Siew Bee
Nature of interest : Direct and Indirect Interest
Direct (units) : 88,663,500
Direct (%) : 29.6274
Indirect/deemed interest (units) : 29,913,221
Indirect/deemed : 9.9957

interest (%)

Total no of securities after change	: 118,576,721
Date of notice	: 19/01/2010

Remarks
Balance of shares
Direct interest: 88,663,500

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,492,274)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,755,181)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,588,869)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100119-67FBE**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Tan Sri Dato Sri Lim, Wee-Chai
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred : 14/01/2010
-Transfer of shares from Ms. Lim Quee Choo

18/01/2010
-Transfer of shares from Puan Sri Tong Siew Bee
Nature of interest : Direct and Indirect Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 88,663,500
Direct (%) : 29.6274
Indirect/deemed interest (units) : 29,913,221
Indirect/deemed interest (%) : 9.9957
Date of notice : 19/01/2010

Remarks
Balance of shares
Direct interest: 88,663,500; #ESOS Options: 210,000

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,492,274; #ESOS Options: 153,600)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,755,181; #ESOS Options: 101,600)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,588,869; #ESOS Options: 64,800)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100119-67FC4**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 581111-01-5220
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Puan Sri Tong Siew Bee
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Tan Sri Dato Sri Lim, Wee-Chai
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred : 14/01/2010
-Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai

18/01/2010
-Transfer of shares to Tan Sri Dato Sri Lim, Wee-Chai

Nature of interest : Direct and Indirect Interest
Direct (units) : 4,492,274
Direct (%) : 1.5011
Indirect/deemed interest (units) : 114,084,447

Indirect/deemed interest (%)	: 38.1219
Total no of securities after change	: 118,576,721
Date of notice	: 19/01/2010

Remarks
Balance of shares
Direct interest: 4,492,274

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,755,181)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,588,869)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100119-67FC3**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred : 14/01/2010
-Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai

18/01/2010
-Transfer of shares to Tan Sri Dato Sri Lim, Wee-Chai

Nature of interest : Direct and Indirect Interest
Consideration (if any) :

Total no of securities after change
Direct (units) : 4,492,274
Direct (%) : 1.5011
Indirect/deemed interest (units) : 114,084,447
Indirect/deemed interest (%) : 38.1219
Date of notice : 19/01/2010

Remarks
Balance of shares
Direct interest: 4,492,274; #ESOS Options: 153,600

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500; #ESOS Options: 210,000)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,755,181; #ESOS Options: 101,600)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,588,869: #ESOS Options: 64,800)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100119-67FC2**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Name	: Lim Hooi Sin
Address	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
NRIC/Passport No/Company No.	: 620523-05-5025
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Tan Sri Dato Sri Lim, Wee-Chai No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Lim Quee Choo No. 92, Jalan Besar 71650 Titi, Negeri Sembilan Puan Sri Tong Siew Bee No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred	: 14/01/2010 -Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai 18/01/2010 -Transfer of shares from Puan Sri Tong Siew Bee to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest	: Indirect Interest
Direct (units)	: 6,755,181
Direct (%)	: 2.2573
Indirect/deemed	: 111,821,540

interest (units)	
Indirect/deemed interest (%)	: 37.3657
Total no of securities after change	: 118,576,721
Date of notice	: 19/01/2010

Remarks
Balance of shares
Direct interest: 6,755,181

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,492,274)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,588,869)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100119-67FC1**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name : Lim Hooi Sin
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred : 14/01/2010
-Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai

18/01/2010
-Transfer of shares from Puan Sri Tong Siew Bee to Tan Sri Dato Sri Lim, Wee-Chai

Nature of interest : Indirect Interest
Consideration (if any) :

Total no of securities after change

Direct (units) : 6,755,181
Direct (%) : 2.2573
Indirect/deemed interest (units) : 111,821,540
Indirect/deemed interest (%) : 37.3657
Date of notice : 19/01/2010

Remarks
Balance of shares
Direct interest: 6,755,181; #ESOS Options: 101,600

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500; #ESOS Options: 210,000)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,492,274; #ESOS Options: 153,600)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,588,869; #ESOS Options: 64,800)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-

in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100119-67FC0**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/01/2010

Name	: Lim Quee Choo
Address	: No. 92, Jalan Besar 71650 Titi, Negeri Sembilan
NRIC/Passport No/Company No.	: 660616-05-5178
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Tan Sri Dato Sri Lim, Wee-Chai No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Lim Quee Choo No. 92, Jalan Besar 71650 Titi, Negeri Sembilan Puan Sri Tong Siew Bee No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	14/01/2010	50,000	
Transferred	18/01/2010	105,600	

Circumstances by reason of which change has occurred	: 14/01/2010 -Transfer of shares to Tan Sri Dato Sri Lim, Wee-Chai 18/01/2010 -Transfer of shares from Puan Sri Tong Siew Bee to Tan Sri Dato Lim, Wee-Chai
Nature of interest	: Direct and Indirect Interest
Direct (units)	: 2,588,869
Direct (%)	: 0.8651
Indirect/deemed interest (units)	: 115,987,852
Indirect/deemed interest (%)	: 38.7579

Total no of securities after change	: 118,576,721
Date of notice	: 19/01/2010

Remarks
Balance of shares
Direct interest: 2,588,869

Indirect interest:
- Deemed interested through her brother, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500)
- Deemed interested through her sister-in-law, Puan Sri Tong Siew Bee (4,492,274)
- Deemed interested through her brother, Mr. Lim Hooi Sin (6,755,181)
- Deemed interested by virtue of being the sister of Tan Sri Dato Sri Lim, Wee-Chai and sister-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100125-49686**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Lim Cheong Guan
Address : 29, Jalan Anggerik Vanilla 31/98J
Canal Gardens
Kota Kemuning
40460 Shah Alam
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	100,000	

Circumstances by reason of which change has occurred : Allotment of 100,000 shares via exercise of ESOS Options
Nature of interest : Direct
Consideration (if any) :
Total no of securities after change
Direct (units) : 100,000
Direct (%) : 0.0333
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : 25/01/2010

Remarks
Balance of shares:-

Direct Interest: 100,000; #ESOS Options: 58,500

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100125-49687**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name : Lee Kim Meow
Address : No. 16, Lorong PJU 1/46A,
Aman Suria Damansara,
47301 Petaling Jaya,
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	252,000	

Circumstances by reason of which change has occurred : Allotment of 252,000 shares via exercise of ESOS Options
Nature of interest : Direct
Consideration (if any) :

Total no of securities after change

Direct (units) : 494,716
Direct (%) : 0.1646
Indirect/deemed interest (units) : 5,000
Indirect/deemed interest (%) : 0.0017
Date of notice : 25/01/2010

Remarks
Balance of shares:-

Direct Interest: 494,716; #ESOS Options: 126,000

Indirect Interest:
- Deemed Interested through his wife, Chung Lee Moy (5,000)

The above announcement is also made to comply with Paragraph 14.09 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100125-4967F**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Tan Sri Dato Sri Lim, Wee-Chai
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred : 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin
2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo
3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest : Indirect Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 88,663,500
Direct (%) : 29.4946
Indirect/deemed interest (units) : 30,112,021
Indirect/deemed interest (%) : 10.017
Date of notice : 25/01/2010

Remarks
Balance of shares
Direct interest: 88,663,500; #ESOS Options: 210,000

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 48,000)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,805,181; #ESOS Options: 51,600)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,632,069; #ESOS Options:21,600)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100125-49681**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Lim Hooi Sin
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred : 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin
2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo
3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest : Direct and Indirect Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 6,805,181
Direct (%) : 2.2638
Indirect/deemed interest (units) : 111,970,340
Indirect/deemed interest (%) : 37.2478
Date of notice : 25/01/2010

Remarks
Balance of shares
Direct interest: 6,805,181; #ESOS Options: 51,600

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500; #ESOS Options: 210,000)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 48,000)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,632,069; #ESOS Options:21,600)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-

in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100125-49682**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Name : Lim Hooi Sin
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 620523-05-5025
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Lim Hooi Sin
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Puan Sri Tong Siew Bee
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred : 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin
2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo
3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest : Direct and Indirect Interest
Direct (units) : 6,805,181
Direct (%) : 2.2638
Indirect/deemed interest (units) : 111,970,340

Indirect/deemed interest (%)	: 37.2478
Total no of securities after change	: 118,775,521
Date of notice	: 25/01/2010

Remarks
Balance of shares
Direct interest: 6,805,181

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,632,069)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100125-49685**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Name	: Lim Quee Choo
Address	: No. 92, Jalan Besar 71650 Titi, Negeri Sembilan
NRIC/Passport No/Company No.	: 660616-05-5178
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Hooi Sin Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Lim Quee Choo No. 92, Jalan Besar 71650 Titi, Negeri Sembilan Puan Sri Tong Siew Bee No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred	: 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin 2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo 3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest	: Direct and Indirect Interest
Direct (units)	: 2,632,069
Direct (%)	: 0.8756
Indirect/deemed interest (units)	: 116,143,452
Indirect/deemed interest (%)	: 38.636

Total no of securities after change : 118,775,521
Date of notice : 25/01/2010

Remarks
Balance of shares
Direct interest: 2,632,069

Indirect interest:
- Deemed interested through her brother, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500)
- Deemed interested through her sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through her brother, Mr. Lim Hooi Sin (6,805,181)
- Deemed interested by virtue of being the sister of Tan Sri Dato Sri Lim, Wee-Chai and sister-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100125-49684**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 581111-01-5220
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Lim Hooi Sin
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Puan Sri Tong Siew Bee
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred : 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin
2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo
3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest : Direct and Indirect Interest
Direct (units) : 4,597,874
Direct (%) : 1.5295
Indirect/deemed interest (units) : 114,177,647

Indirect/deemed interest (%)	: 37.9821
Total no of securities after change	: 118,775,521
Date of notice	: 25/01/2010

Remarks
Balance of shares
Direct interest: 4,597,874

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,805,181)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,632,069)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100125-49683**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred : 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin
2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo
3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest : Direct and Indirect Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 4,597,874
Direct (%) : 1.5295
Indirect/deemed interest (units) : 114,177,647
Indirect/deemed interest (%) : 37.9821
Date of notice : 25/01/2010

Remarks
Balance of shares
Direct interest: 4,597,874; #ESOS Options: 48,000

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (88,663,500; #ESOS Options: 210,000)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,805,181; #ESOS Options: 51,600)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,632,069; #ESOS Options:21,600)

- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100125-49680**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 25/01/2010

Name	: Tan Sri Dato Sri Lim, Wee-Chai
Address	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
NRIC/Passport No/Company No.	: 580107-05-5057
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Hooi Sin Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Lim Quee Choo No. 92, Jalan Besar 71650 Titi, Negeri Sembilan Puan Sri Tong Siew Bee No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Acquired	22/01/2010	50,000	
Acquired	22/01/2010	43,200	
Acquired	22/01/2010	105,600	

Circumstances by reason of which change has occurred	: 1) Allotment of 50,000 shares via exercise of ESOS Options by Mr. Lim Hooi Sin 2) Allotment of 43,200 shares via exercise of ESOS Options by Ms. Lim Quee Choo 3) Allotment of 105,600 shares via exercise of ESOS Options by Puan Sri Tong Siew Bee
Nature of interest	: Indirect Interest
Direct (units)	: 88,663,500
Direct (%)	: 29.4946
Indirect/deemed interest (units)	: 30,112,021

Indirect/deemed interest (%)	: 10.017
Total no of securities after change	: 118,775,521
Date of notice	: 25/01/2010

Remarks
Balance of shares
Direct interest: 88,663,500

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,805,181)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,632,069)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100126-34150**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 26/01/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Tan Sri Datuk Arshad Bin Ayub
Address : 25, Jalan Permata 7/1
40000 Shah Alam
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Disposed	22/01/2010	30,000	

Circumstances by reason of which change has occurred : Disposal
Nature of interest : Direct Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 700,000
Direct (%) : 0.23
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : 22/01/2010

Remarks
Balance of shares:-

Tan Sri Datuk Arshad Bin Ayub - 700,000 shares

The above announcement is also made to comply with Paragraph 14.09 of the Bursa Malaysia Securities Berhad Main Market Listing Requirements.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100205-5DF33**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/02/2010

Name : Tan Sri Dato Sri Lim, Wee-Chai
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 580107-05-5057
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Tan Sri Dato Sri Lim, Wee-Chai
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred : Transfer of shares from Ms. Lim Quee Choo
Nature of interest : Direct and Indirect Interest
Direct (units) : 88,695,569
Direct (%) : 29.5053
Indirect/deemed interest (units) : 30,079,952
Indirect/deemed interest (%) : 10.0063
Total no of securities after change : 118,775,521
Date of notice : 05/02/2010

Remarks
Balance of shares
Direct interest: 88,695,569

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,805,181)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100205-5DF31**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/02/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Lim Hooi Sin
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred : Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Indirect Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 6,805,181
Direct (%) : 2.2638
Indirect/deemed interest (units) : 111,970,340
Indirect/deemed interest (%) : 37.2478
Date of notice : 05/02/2010

Remarks
Balance of shares
Direct interest: 6,805,181; #ESOS Options: 51,600

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (88,695,569; #ESOS Options: 210,000)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 48,000)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000; #ESOS Options:21,600)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100205-5DF30**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/02/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred : Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Indirect Interest
Consideration (if any) :
Total no of securities after change
Direct (units) : 4,597,874
Direct (%) : 1.5295
Indirect/deemed interest (units) : 114,177,647
Indirect/deemed interest (%) : 37.9821
Date of notice : 05/02/2010

Remarks
Balance of shares
Direct interest: 4,597,874; #ESOS Options: 48,000

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (88,695,569; #ESOS Options: 210,000)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,805,181; #ESOS Options: 51,600)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,600,000; #ESOS Options:21,600)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements

of Main Market of Bursa Malaysia Securities Berhad.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100205-5DF2F**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 05/02/2010

Name	: Puan Sri Tong Siew Bee
Address	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
NRIC/Passport No/Company No.	: 581111-01-5220
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Quee Choo No. 92, Jalan Besar 71650 Titi, Negeri Sembilan Tan Sri Dato Sri Lim, Wee-Chai No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes

Currency	: Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred	: Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest	: Indirect Interest
Direct (units)	: 4,597,874
Direct (%)	: 1.5295
Indirect/deemed interest (units)	: 114,177,647
Indirect/deemed interest (%)	: 37.9821
Total no of securities after change	: 118,775,521
Date of notice	: 05/02/2010

Remarks

Balance of shares

Direct interest: 4,597,874

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (88,695,569)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,805,181)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,600,000)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100205-5DF34**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/02/2010

Name : Lim Hooi Sin
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 620523-05-5025
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Tan Sri Dato Sri Lim, Wee-Chai
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred : Transfer of shares from Ms. Lim Quee Choo to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Indirect Interest
Direct (units) : 6,805,181
Direct (%) : 2.2638
Indirect/deemed interest (units) : 111,970,340
Indirect/deemed interest (%) : 37.2478
Total no of securities after change : 118,775,521
Date of notice : 05/02/2010

Remarks
Balance of shares
Direct interest: 6,805,181

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (88,695,569)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100205-5DF32**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/02/2010

Name : Lim Quee Choo
Address : No. 92, Jalan Besar
71650 Titi, Negeri Sembilan
NRIC/Passport No/Company No. : 660616-05-5178
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Lim Quee Choo
No. 92, Jalan Besar
71650 Titi, Negeri Sembilan

Tan Sri Dato Sri Lim, Wee-Chai
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred : Transfer of shares to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Direct and Indirect Interest
Direct (units) : 2,600,000
Direct (%) : 0.8649
Indirect/deemed interest (units) : 116,175,521
Indirect/deemed interest (%) : 38.6467
Total no of securities after change : 118,775,521
Date of notice : 05/02/2010

Remarks
Balance of shares
Direct interest: 2,600,000

Indirect interest:
- Deemed interested through her brother, Tan Sri Dato Sri Lim, Wee-Chai (88,695,569)

- Deemed interested through her sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through her brother, Mr. Lim Hooi Sin (6,805,181)
- Deemed interested by virtue of being the sister of Tan Sri Dato Sri Lim, Wee-Chai and sister-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100205-5DF2E**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 05/02/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name : Tan Sri Dato Sri Lim, Wee-Chai
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	04/02/2010	32,069	

Circumstances by reason of which change has occurred : Transfer of shares from Ms. Lim Quee Choo
Nature of interest : Direct and Indirect Interest
Consideration (if any) :

Total no of securities after change

Direct (units) : 88,695,569
Direct (%) : 29.5053
Indirect/deemed interest (units) : 30,079,952
Indirect/deemed interest (%) : 10.0063
Date of notice : 05/02/2010

Remarks
Balance of shares
Direct interest: 88,695,569; #ESOS Options: 210,000

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 48,000)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,805,181; #ESOS Options: 51,600)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000; #ESOS Options:21,600)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100319-905DF**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Tan Sri Dato Sri Lim, Wee-Chai
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	
Others	18/03/2010	210,000	
Others	18/03/2010	48,000	
Others	18/03/2010	67,200	
Others	18/03/2010	18,000	

Description of other type of transaction : ESOS granted at the exercise price of RM11.58 per share based on the 5-day weighted average market price on 5 March 2010 without discount given
1) 210,000 ESOS granted to Tan Sri Dato Sri Lim, Wee-Chai
2) 48,000 ESOS granted to Puan Sri Tong Siew Bee
3) 67,200 ESOS granted to Lim Hooi Sin
4) 18,000 ESOS granted to Lim Quee Choo

Circumstances by reason of which change has occurred : Transfer of 500,000 shares from Mr. Lim Hooi Sin
Nature of interest : Direct and Indirect Interest
Consideration (if any) :

Total no of securities after change
Direct (units) : 89,195,569
Direct (%) : 29.6499
Indirect/deemed interest (units) : 29,579,952
Indirect/deemed interest (%) : 9.8328
Date of notice : 19/03/2010

Remarks
Balance of shares
Direct interest: 88,195,569; #ESOS Options: 420,000

Indirect interest:

- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 96,000)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,305,181; #ESOS Options: 118,800)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000; #ESOS Options:39,600)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100319-905E4**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 19/03/2010

Name	: Lim Hooi Sin
Address	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
NRIC/Passport No/Company No.	: 620523-05-5025
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Tan Sri Dato Sri Lim, Wee-Chai No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes

Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	

Circumstances by reason of which change has occurred	: Transfer of 500,000 shares to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest	: Direct and Indirect Interest
Direct (units)	: 6,305,181
Direct (%)	: 2.0959
Indirect/deemed interest (units)	: 112,470,340
Indirect/deemed interest (%)	: 37.3867
Total no of securities after change	: 118,775,521
Date of notice	: 19/03/2010

Remarks

Balance of shares

Direct interest: 6,305,181

Indirect interest:
- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (89,195,569)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100319-905E2**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	
Others	18/03/2010	48,000	
Others	18/03/2010	210,000	
Others	18/03/2010	67,200	
Others	18/03/2010	18,000	

Description of other type of transaction : ESOS granted at the exercise price of RM11.58 per share based on the 5-day weighted average market price on 5 March 2010 without discount given
1) 48,000 ESOS granted to Puan Sri Tong Siew Bee
2) 210,000 ESOS granted to Tan Sri Dato Sri Lim, Wee-Chai
3) 67,200 ESOS granted to Lim Hooi Sin
4) 18,000 ESOS granted to Lim Quee Choo

Circumstances by reason of which change has occurred : Transfer of 500,000 shares from Mr. Lim Hooi Sin to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Indirect Interest
Consideration (if any) :

Total no of securities after change

Direct (units) : 4,597,874
Direct (%) : 1.5284
Indirect/deemed interest (units) : 114,177,647
Indirect/deemed interest (%) : 37.9542
Date of notice : 19/03/2010

Remarks
Balance of shares
Direct interest: 4,597,874; #ESOS Options: 96,000

Indirect interest:

- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (89,195,569; #ESOS Options: 420,000)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,305,181; #ESOS Options: 118,800)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,600,000; #ESOS Options:39,600)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100319-905E3**

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Name	: Tan Sri Dato Sri Lim, Wee-Chai
Address	: No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan
NRIC/Passport No/Company No.	: 580107-05-5057
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Tan Sri Dato Sri Lim, Wee-Chai No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	

Circumstances by reason of which change has occurred	: Transfer of 500,000 shares from Mr. Lim Hooi Sin
Nature of interest	: Direct and Indirect Interest
Direct (units)	: 89,195,569
Direct (%)	: 29.6499
Indirect/deemed interest (units)	: 29,579,952
Indirect/deemed interest (%)	: 9.8328
Total no of securities after change	: 118,775,521
Date of notice	: 19/03/2010

Remarks
Balance of shares

Direct interest: 89,195,569

Indirect interest:
- Deemed interested through his wife, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through his brother, Mr. Lim Hooi Sin (6,305,181)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000)
- Deemed interested by virtue of his direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100319-905E0**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Name	: Lim Quee Choo
Address	: No. 92, Jalan Besar 71650 Titi, Negeri Sembilan
NRIC/Passport No/Company No.	: 660616-05-5178
Nationality/Country of incorporation	: Malaysian
Descriptions (Class & nominal value)	: Ordinary Shares of RM0.50 each
Name & address of registered holder	: Lim Hooi Sin No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan Tan Sri Dato Sri Lim, Wee-Chai No. 33, Jalan TR 8/3 Tropicana Golf & Country Resort 47410 Petaling Jaya Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	

Circumstances by reason of which change has occurred	: Transfer of 500,000 shares from Mr. Lim Hooi Sin to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest	: Indirect Interest
Direct (units)	: 2,600,000
Direct (%)	: 0.8643
Indirect/deemed interest (units)	: 116,175,521
Indirect/deemed interest (%)	: 38.6184
Total no of securities after change	: 118,775,521
Date of notice	: 19/03/2010

Remarks
Balance of shares
Direct interest: 2,600,000

Indirect interest:
- Deemed interested through her brother, Tan Sri Dato Sri Lim, Wee-Chai (89,195,569)
- Deemed interested through her sister-in-law, Puan Sri Tong Siew Bee (4,597,874)
- Deemed interested through her brother, Mr. Lim Hooi Sin (6,305,181)
- Deemed interested by virtue of being the sister of Tan Sri Dato Sri Lim, Wee-Chai and sister-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100319-905E5**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Information Compiled By Bursa Malaysia

Particulars of Director

Name	: Lee Kim Meow
Address	: No. 16, Lorong PJU 1/46A, Aman Suria Damansara, 47301 Petaling Jaya, Selangor Darul Ehsan
Descriptions(Class & nominal value)	: Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Others	18/03/2010	126,000	

Description of other type of transaction	: ESOS granted at the exercise price of RM11.58 per share based on the 5-day weighted average market price on 5 March 2010 without discount given
Circumstances by reason of which change has occurred	:
Nature of interest	: Direct
Consideration (if any)	:

Total no of securities after change

Direct (units)	: 252,000
Direct (%)	: 0.0838
Indirect/deemed interest (units)	:
Indirect/deemed interest (%)	:
Date of notice	: 19/03/2010

Remarks
The aforesaid total no. of securities after change is total ESOS option granted but yet to be exercised.

Balance of shares:-

Direct Interest: 494,716; #ESOS Options: 252,000

Indirect Interest:
- Deemed Interested through his wife, Chung Lee Moy (5,000)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Bursa Malaysia

Securities Berhad Main Market Listing Requirements.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100319-905E6**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Lim Cheong Guan
Address : 29, Jalan Anggerik Vanilla 31/98J
Canal Gardens
Kota Kemuning
40460 Shah Alam
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Others	18/03/2010	58,500	

Description of other type of transaction : ESOS granted at the exercise price of RM11.58 per share based on the 5-day weighted average market price on 5 March 2010 without discount given
Circumstances by reason of which change has occurred :
Nature of interest : Direct
Consideration (if any) :
Total no of securities after change
Direct (units) : 117,000
Direct (%) : 0.0389
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : 19/03/2010

Remarks
The aforesaid total no. of securities after change is total ESOS option granted but yet to be exercised.

Balance of shares:-

Direct Interest: 100,000; #ESOS Options: 117,000

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100319-905E1**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Lim Hooi Sin
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	
Others	18/03/2010	67,200	
Others	18/03/2010	210,000	
Others	18/03/2010	48,000	
Others	18/03/2010	18,000	

Description of other type of transaction : ESOS granted at the exercise price of RM11.58 per share based on the 5-day weighted average market price on 5 March 2010 without discount given
1) 67,200 ESOS granted to Lim Hooi Sin
2) 210,000 ESOS granted to Tan Sri Dato Sri Lim, Wee-Chai
3) 48,000 ESOS granted to Puan Sri Tong Siew Bee
4) 18,000 ESOS granted to Lim Quee Choo

Circumstances by reason of which change has occurred : Transfer of 500,000 shares to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Direct and Indirect Interest
Consideration (if any) :

Total no of securities after change
Direct (units) : 6,305,181
Direct (%) : 2.0959
Indirect/deemed interest (units) : 112,470,340
Indirect/deemed interest (%) : 37.3867
Date of notice : 19/03/2010

Remarks
Balance of shares
Direct interest: 6,305,181; #ESOS Options: 118,800

Indirect interest:

- Deemed interested through his brother, Tan Sri Dato Sri Lim, Wee-Chai (89,195,569; #ESOS Options: 420,000)
- Deemed interested through his sister-in-law, Puan Sri Tong Siew Bee (4,597,874; #ESOS Options: 96,000)
- Deemed interested through his sister, Ms. Lim Quee Choo (2,600,000; #ESOS Options:39,600)
- Deemed interested by virtue of being the brother of Tan Sri Dato Sri Lim, Wee-Chai and brother-in-law of Puan Sri Tong Siew Bee who have direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Note: # Balance of ESOS Options granted but yet to be exercised

The above announcement is also made to comply with Paragraph 14.09 of the Listing Requirements of Main Market of Bursa Malaysia Securities Berhad.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Reference No **CS-100319-905DE**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 19/03/2010

Name : Puan Sri Tong Siew Bee
Address : No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan
NRIC/Passport No/Company No. : 581111-01-5220
Nationality/Country of incorporation : Malaysian
Descriptions (Class & nominal value) : Ordinary Shares of RM0.50 each
Name & address of registered holder : Lim Hooi Sin
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Tan Sri Dato Sri Lim, Wee-Chai
No. 33, Jalan TR 8/3
Tropicana Golf & Country Resort
47410 Petaling Jaya
Selangor Darul Ehsan

Details of changes
Currency : Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Transferred	18/03/2010	500,000	

Circumstances by reason of which change has occurred : Transfer of 500,000 shares from Mr. Lim Hooi Sin to Tan Sri Dato Sri Lim, Wee-Chai
Nature of interest : Indirect Interest
Direct (units) : 4,597,874
Direct (%) : 1.5284
Indirect/deemed interest (units) : 114,177,647
Indirect/deemed interest (%) : 37.9542
Total no of securities after change : 118,775,521
Date of notice : 19/03/2010

Remarks
Balance of shares

Direct interest: 4,597,874

Indirect interest:
- Deemed interested through her husband, Tan Sri Dato Sri Lim, Wee-Chai (89,195,569)
- Deemed interested through her brother-in-law, Mr. Lim Hooi Sin (6,305,181)
- Deemed interested through her sister-in-law, Ms. Lim Quee Choo (2,600,000)
- Deemed interested by virtue of her direct interest in Top Glove Holding Sdn. Bhd. (16,076,897)

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **CS-100326-707E4**
Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 26/03/2010

Information Compiled By Bursa Malaysia

Particulars of Director
Name : Sekarajasekaran A/L Arasaratnam
Address : No. 3, Jalan 12/9,
46200 Petaling Jaya,
Selangor Darul Ehsan
Descriptions(Class & nominal value) : Ordinary Shares of RM0.50 each

Details of changes
Currency :

Type of transaction	Date of change	No of securities	Price Transacted ($$)
Disposed	24/03/2010	25,000	
Disposed	26/03/2010	10,000	

Circumstances by reason of which change has occurred : Disposal of Shares
Nature of interest : Direct
Consideration (if any) :
Total no of securities after change
Direct (units) : 7,163,759
Direct (%) : 2.3783
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Date of notice : 26/03/2010

Remarks
Balance of Shares:-

Direct Interest:
Sekarajasekaran A/L Arasaratnam - 7,163,759 shares

The above announcement is also made to comply with Paragraph 14.09 of Bursa Malaysia Securities Berhad Main Market Listing Requirements.